

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

October 13, 2009

Via Mail and Fax

Susan Bracey
Chief Financial Officer
Youbet.Com, Inc.
2600 West Olive Avenue, 5th Floor
Burbank, CA 91505

RE: Youbet.Com, Inc.
File Number: 000-26015
Form 10-K for the Year Ended December 31, 2008
Form 8-K Furnished August 13, 2009

Dear Ms. Bracey:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," and any associated amended filings within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 1. Business
Research and Development
New Products, page 7

1. Please explain to us and disclose your accounting for the revenue and expenses associated with the co-branded product for the group of four racetracks in Illinois. Include how your share of the associated revenue and expense is determined and communicated to you.

Competition, page 7

2. Please revise to give an indication of your size relative to the markets in which you
    compete and to your competitors.

Management's Discussion and Analysis
Overview, page 22

3. Please discuss the significant factors affecting the results of each segment. Include
    how costs are attributed to each segment (for example, whether and what
    consolidated costs are allocated to the segment and the basis for such allocation). We
    believe such disclosure will help investors better understand the operations of each
    segment.

Results of Operations, page 23

4. Please quantify the effect of each factor cited in each comparison of results presented,
    accompanied by an analysis of the reasons underlying the factor. As one example,
    you cite higher noncash compensation in partial explanation for the variance in
    "general and administrative" operating expense between 2008 and 2007 without
    quantification or rationalization of this factor. Refer to Item 303(a)(3) of Regulation
    S-K and Section 501.04 of the Codification of Financial Reporting Releases for
    guidance. If the effect is not quantifiable, disclose this fact and the reason for the
    inability to quantify, as well as the basis for your belief that the cited item is a factor.

5. Please include a full analysis of the results of operations for each segment on a basis
    consistent with the results of operations presented in the segment note (note 15) to the
    financial statements so investors may have a greater understanding of the results of
    each and the factors affecting same.

6. Please include a discussion specific to variances in consolidated gross profit and each
    segment's measure of results between comparable periods in terms of dollar amount
    and as a percentage of revenue. For example, consolidated gross profit margin as a
    percentage of revenue was 38%, 34% and 32% for 2008, 2007 and 2006,
    respectively, without any analysis for the increase between comparable periods. As
    an example in regard to segment results, the reason for the significant increase in
    2008 ADW results compared to 2007 despite a decrease in revenue in 2008 from
    2007 is not apparent. As another segment example, it is not apparent why 2009
    ADW income from operations compared to 2008 decreased despite an increase in
    revenue as reported for the three and six months ended periods in the June 30, 2009
    Form 10-Q.

7. We note "changes in track mix" is cited as a variance factor in regard to changes in
    yield in the comparison between 2008 and 2007 revenues on page 23 and in the
    comparison of licensing fees between 2007 and 2006 on page 25 in the Form 10-K, as

well as in the comparison of results for the three and six months ended periods in the June 30, 2009 Form 10-Q. Please discuss what the "changes in track mix" were, the factors underlying the change in such mix and why such had the associated impact on the amounts affected. In connection with this, discuss any trends associated with a change in track mix materially affecting future results.

8. The loss of lower yielding TrackNet content is cited as a factor in the comparison of 2008 and 2007 results in the Form 10-K, whereas the period comparisons in the June 30, 2009 Form 10-Q cite the return of TrackNet content. Given the apparent materiality to your operations of your relationship with TrackNet as indicated in several risk factors in the Form 10-K, please explain to us and disclose the circumstances associated with the loss and return of this content, and the prospects of the future loss or retention of this revenue source. Additionally, expound upon the terms and conditions of your relationship with TrackNet, as they are a competitor of yours as well as a source of your revenue.

9. Please revise to disclose your calculation of Youbet Express yield and revise the definition on page 23 to be consistent with the definition on page 25.

Liquidity and Capital Resources
Cash Flows for 2008 Compared to 2007, page 27

10. We note you state that the increase in net cash provided by operating activities in 2008 was primarily due to improved earnings resulting from an increase in revenues from your ADW segment. However, from disclosure in the segment note (note 15) to the financial statements and results of operations in MD&A, revenues for the ADW segment decreased in 2008. Please clarify.

11. Please discuss the comparability of net cash flows of operating activities in terms of cash in your annual and quarterly filings. In connection with this, it is not clear from your current disclosure how the factors cited contributed to the significant variance in net cash flows between the 2008 and 2007 annual periods in the Form 10-K and between the six months ended June 30, 2009 and 2008 in the June 30, 2009 Form 10-Q. Further, note that reference to results of operations, prepared on the accrual basis of accounting, may not provide a sufficient basis for a reader to analyze changes in cash flow of operating activities in terms of cash. Your disclosure should also address the reasons and underlying drivers associated with the factors cited. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Please provide us with a copy of your disclosure revised in consideration of the above.

Contractual Obligations, Contingent Liabilities and Commitments, page 29

12. As this table is intended to increase the transparency of cash flows, we believe you should include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether to include estimates of such. If you elect to include estimates, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Critical Accounting Estimates and Policies, page 30
Revenues, page 30

13. Please disclose the significant judgments, uncertainties and estimates associated with the determination of the amount and timing of revenue recognized. In connection with this, include your insight into the quality, sensitivity and variability regarding all key assumptions, judgments, uncertainties and estimates associated with the amount of loyalty program incentives and rebates recorded.

Internally developed software, page 31

14. Please explain to us and disclose what is meant by "estimated value benefit" referred to in the last sentence of this section, and how the amount of the benefit is determined.

Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page 8

15. Please clarify for us and in your disclosure in regard to the "Youbet Player Advantage" program whether the associated accrued liability is based on fully earned awards or also takes into consideration partially earned awards expected to be redeemed. In addition, please revise to disclose your policy for measuring the value of incentives.

16. Please explain to us and disclose your accounting for the significant costs incurred by United Tote related to service contracts prior to the associated systems becoming operational and the basis for your treatment.

Stock-based compensation, page F-10

17. You disclose here that expected forfeitures are immaterial such that you recognize forfeitures as they occur in calculating stock based compensation rather than factoring an estimate of forfeitures into the calculation pursuant to SFAS 123R. However, disclosure in note 13 of the notes to the financial statements in regard to stock options indicate that the number of options cancelled during 2008 and that are expected to vest relative to those that are exercisable at December 31, 2008 appear to be material. Please reconcile your disclosure here to the information presented in note 13 for stock options, and why your treatment of forfeitures is appropriate relative to the requirements of SFAS 123R.

Earnings or net income (loss) per share, page F-11

18. Based on the disclosure of number of stock options outstanding in note 13 of the notes to the financial statements, it appears that there is a greater number of stock options that should be disclosed as excluded from the computation of diluted per share amounts due to antidilution pursuant to paragraph 66 of SFAS 123R and paragraph 40 of SFAS 128. Please advise.

Note 4: Receivables, page F-12

19. We note that your allowance for doubtful track receivables approximates 15 percent of gross track receivables at December 31, 2008 and 2007. Please explain to us the nature of these receivables and the factors that you believe lead to this relatively high percentage of doubtful accounts.

Note 10: Income Taxes, page F-16

20. We note your disclosure that due to the change of ownership provisions of IRC Section 382 that utilization of a portion of your net operating loss and tax credit carry forwards may be limited in future periods. Please quantify any such known limits.

Form 8-K Furnished August 13, 2009
Exhibit 99.1

21. You state that you use "EBITDA" as an operating performance and liquidity measure. Please tell us and disclose the substantive reasons specific to your circumstances on why and how "EBITDA" is meaningful to investors in each of these capacities pursuant to Item 10(e)(1)(i)(C) of Regulation S-K. In so doing, you should discuss how each reconciling item in arriving at each measure is meaningful in your specific circumstances. In particular, explain how "EBITDA" is representative of, as you state, core business performance when it appears that depreciation expense associated with pari-mutual equipment that apparently is a significant source of your revenue is eliminated. Additionally, explain how "EBITDA" is representative of a liquidity

measure when interest and taxes, both of which affect liquidity, are eliminated by "EBITDA," and in particular why disregarding payments for these is useful to investors to in your circumstances. In the alternative, please discontinue presenting "EBITDA."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief